UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2025 Preliminary Results (Unaudited)
27th February 2026	Confident in outlook, guiding to mid-single digit sales growth for 2026 and beyond. Strong financial position, with £350m share buyback well underway.

Financial Highlights
£m	2025	vs 2024	£m	2025	2024
Business performance			Statutory results
Sales	3,577	+4%1	Sales	3,577	3,552
Adjusted operating profit	614	+6%1	Operating profit	507	541
Operating cash flow	571	-14%2	Profit for the period	336	435
Free cash flow	527	+8%2	Net cash generated from operations	731	811
Adjusted earnings per share	64.5p	+4%2	Basic earnings per share	51.4p	64.5p

Highlights
●	Underlying Group sales growth of 4% for the full year. Group adjusted operating profit of £614m, up 6% underlying with margin expansion from 16.9% to 17.2%.
●	Operating cash conversion remained strong at 93%, with an increase in working capital given high Q4 sales growth. Free cash flow up 8%, resulting in free cash flow conversion3 of 125%.
●
Adjusted earnings per share increased 9% at constant exchange rates4, and 4% on a headline basis. Full year dividend per share up 5% to 25.2p. Recently announced £350m share buyback programme well underway.

●	Significant strategic progress in delivering our 2025 priorities:
o
Continued to lead with the application of innovative technologies, deepening and scaling AI across our offering, driving measurable improvements in learner outcomes and saving educators meaningful time, whilst embedding AI as a foundational capability within Pearson.

	o	Advanced our enterprise strategy, securing eight partnerships with industry-leading firms with continued momentum into 2026, announcing a new strategic partnership with Salesforce.
●
Positive outlook for 2026: mid-single digit underlying sales growth, adjusted operating profit of £640m-£685m at FX rates as at the end of 2025 (£:$ 1.35), including the impact of the 2025 product development impairment, and free cash flow conversion of 90%-100%. Medium term guidance reiterated.

Omar Abbosh, Pearson’s Chief Executive, said:
“We delivered on our goals in 2025, making significant progress in scaling AI across our products and services and building tangible momentum in our enterprise offering. The partnerships we secured with leading technology companies are a recognition of Pearson’s unique role at the intersection of education, skills and workforce development, underpinned by our unrivalled strength in assessments which positions us to deliver meaningful shareholder value over the medium term. Through our unique competitive positioning, we look to the future with confidence as we meet the growing and urgent need among enterprises and learners to adapt to an AI-enabled world.”

Statutory results
●	Sales increased 1% on a headline basis to £3,577m (2024: £3,552m) with currency movements partially offsetting underlying business performance.
●
Statutory operating profit decreased 6% to £507m (2024: £541m). Underlying operating profit growth and the reversal of prior property provisions were more than offset by adverse currency movements and an £87m non-cash, one-off impairment of legacy product development assets arising from strategic platform convergence. This convergence is expected to deliver ongoing operational improvements and results in a c.£15m per annum adjusted operating profit improvement, on average, over the next 6 years in Higher Education.

2026 priorities
●	Deliver on 2026 guidance for Group underlying sales growth, adjusted operating profit and free cash flow.
●	Lead with the application of innovative technologies, including AI powered learning and assessment products and services, driving better attainment outcomes and enhanced experiences.
●	Progress core business and enterprise power metrics.

2025 Financial Performance

Underlying Group sales growth of 4% for the full year
●	Assessment & Qualifications sales grew 4% with all sub-business units contributing to growth.
●
Virtual Learning delivered a strong performance with 8% sales growth for the full year, and H2 up 18% driven by a 13% increase in 2025/26 Fall semester enrolments, as well as favourable mix and funding.

●	Higher Education sales grew 2%, with US Higher Education up 3% driven by enrolments and pricing in core Courseware with adoption share maintained.
●	English Language Learning sales increased 1%, driven by Institutional, with Pearson Test of English (PTE) performing well against a tough market backdrop.
●	Enterprise Learning & Skills sales grew 6% with a solid performance in Vocational Qualifications and continued quarter-on-quarter improvement in Enterprise Solutions.

Adjusted operating profit up 6% on an underlying basis to £614m
●	Underlying performance up 6% driven by sales growth and continued cost savings, partially offset by investment and inflation. Adjusted operating profit margin rose to 17.2% (2024: 16.9%).
●	Headline adjusted operating profit growth was 2% reflecting business performance and portfolio changes partially offset by currency movements.
●	Adjusted net finance costs increased to £57m (2024: £45m). The effective tax rate on adjusted profit before tax held broadly flat at 24.5% (2024: 24.4%).
●
Adjusted earnings per share increased 4% to 64.5p (2024: 62.1p) reflecting adjusted operating profit growth and the reduction in issued shares due to the 2025 share buyback, partially offset by increased interest costs. Adjusted earnings per share increased 9% at constant exchange rates.

Strong cash performance
●
Operating cash conversion remained strong at 93%, with an increase in working capital given high Q4 sales growth and increased investment spend. Operating cash inflow decreased on a headline basis from £662m in 2024 to £571m in 2025 given these factors as well as currency movements.

●
Free cash flow increased 8%, resulting in free cash flow conversion of 125%, driven by the £0.1bn recovery of State Aid taxes. Free cash flow conversion excluding the recovery of State Aid taxes was 98%, at the top end of guidance.

Strong balance sheet supporting continued investment and shareholder returns
●
Year-end net debt of £1.1bn (2024: £0.9bn), with free cash flow more than offset by the share buyback, acquisition of eDynamic Learning and dividends. Net debt / adjusted EBITDA ratio of 1.3x (2024: 1.1x).

●	Proposed final dividend of 17.4p (2024: 16.6p) which equates to a full year dividend of 25.2p (2024: 24.0p) an increase of 5% compared to 2024.
●
In 2025 we completed a £350m share buyback, reducing our share count by 5%. In line with our capital allocation framework and supported by strong free cash flow, we commenced a further £350m share buyback in January 2026.

●	Secured new three-year, $800m revolving credit facility, enhancing our liquidity and strategic flexibility.
●	Return on capital was 11.3% (2024: 10.5%).

Continued operational and strategic progress, strengthening our core business while expanding into faster growth adjacent markets
●	Assessment & Qualifications:
o	Pearson Professional Assessments continued to lead the global market in large-scale testing services, securing several new contracts and maintaining strong customer retention supporting future growth.
o
US Student Assessment announced an integrated partnership with McGraw Hill embedding formative assessments into core K12 curricula, and although we lost the contract with New Jersey we subsequently renewed and extended several key contracts, including Maryland and others at a late stage of contract completion.

o
In UK & International Qualifications, we commenced the delivery of the new UK Government Test Operations Services contract and we expanded our digital offerings, including increased adoption of onscreen assessment and ActiveHub, our flagship teaching and learning platform.

o	In Clinical Assessment we have implemented the first statewide adoption of our digital platform in Tennessee and expanded our pharmaceutical business.
o
Key innovations included the launch in Clinical Assessment of Revibe, a wearable device designed to support individuals experiencing challenges with focus and attention such as those with ADHD, alongside the integration of AI by Pearson Professional Assessment to drive efficiencies in assessment generation.

●	Virtual Learning:
o	We completed the launch of a new enrolment portal across our school network, helping to remove friction in the enrolment process.
o	During the year, we made targeted marketing investments to capitalise on strong market demand for virtual schooling.
o
We continue to enhance our career offering through new and extended partnerships and also embedded our career programmes across the school network, supporting students in their transition to the workforce.

o
We deepened the integration of AI into our study tools, contributing to higher course scores and end-of-semester pass rates, and expanded our teacher AI custom assessment tool network-wide, driving increased adoption and usage allowing teachers to focus on meaningful student interactions by halving the time it takes to create custom student assessments.

●	Higher Education:
o	We expanded the successful monetisation of our Study Prep tool, extending reach into International markets.
o
Our AI powered study tools continue to deliver measurable improvements in learning outcomes, with our latest research showing repeat usage of our AI study tools increases the likelihood of a student becoming an active reader by 24 times.

o	We also saw sustained momentum in our Inclusive Access offerings, achieving another year of strong double digit sales growth.
o
We made significant strategic progress in expanding into the fast growing Early Careers space, broadening capabilities in career-readiness solutions which support learners as they transition from formal education into the workforce. We established a dedicated direct sales force to deepen and expand our relationships with US school administrators and completed the acquisition of eDynamic Learning – North America’s largest provider of digital Career and Technical Education.

●	English Language Learning:
o	We launched the PTE Express test, addressing growing demand for trusted online testing among US-bound learners, and renewed our agreement with Australia’s Department of Home Affairs.
o	Within Institutional, we continued to expand internationally, securing customer wins in key markets including Latin America and Asia.
o
We also continued to make progress on the application of innovative technologies with the launch of Communications Coach - an AI-powered learning solution integrated into Microsoft 365, enabling professionals to enhance communication skills seamlessly within the flow of work, marking our first go-to-market collaboration with Microsoft.

●	Enterprise Learning & Skills:
o
Vocational Qualifications secured several new contract wins including apprenticeship courses with the UK Ministry of Defence, the Uzbekistan Ministry of Education, and the Kingdom of Saudi Arabia, alongside International BTEC expansion.

o	Within Enterprise Solutions, we launched a global go to market approach, establishing a dedicated enterprise sales team supported by marketing and delivery.
o	We also signed strategic partnerships with eight industry-leading firms, securing sales opportunities and collaborating on joint go-to market initiatives across a broad range of learning experiences.

Confident in future thanks to AI trends driving major multi-year demand for upskilling and the validation of skills
● The advancement of AI drives large scale reconfiguration of industries, occupations, roles and educational approaches. This is proving a major demand driver for skilling and the validation of skills. Pearson’s core capability is assessment and verification and we already see resultant demand from enterprises.

● Approximately 90% of 2025 adjusted operating profit was generated from assessments, virtual schools and print. These are operationally complex, large-scale services with very high quality requirements. These services often need high levels of security, statistical evidence bases while meeting regulatory outcomes, where trust in delivery                          standards is critical. We use AI and other technologies to enhance the productivity of our operations and improve services to customers.

● The remaining approximately 10% of 2025 adjusted operating profit was generated primarily from digital courseware, where AI technologies play an important role in personalisation. We have made significant progress in advancing the application of AI to improve learning outcomes, and this continues to be a company priority.
       We benefit from our deep integration into the learning ecosystem, significant proprietary data, and demand for trusted pedagogy.

Outlook

2026 guidance

Underlying Sales Growth	Group	Mid-single digit growth.
Assessment & Qualifications
Low to mid-single digit growth, driven by new contracts, products and pricing. Q1 to decline due to the loss of the New Jersey contract and PDRI headwinds, returning to growth in subsequent quarters supported by new business and recently awarded contracts.

	Virtual Learning	Stronger growth than 2025, particularly in H1, driven by a full year of enrolment growth.
	Higher Education	Will grow more than 2025, supported by continued product and platform innovation, pricing and Inclusive Access in our core US courseware business, with improvement in the K12 channel.
	English Language Learning	Higher growth than 2025 driven by market share gains and pricing, with PTE returning to growth. Growth will again be Q4 weighted given the seasonality of the business.
	Enterprise Learning & Skills	Growth to be driven by a solid performance in Vocational Qualifications and strategic account growth in Enterprise Solutions.
Group Profit	Adjusted Operating Profit	£640m-£685m at FX rates as at the end of 2025 (£:$ 1.35), which includes lower amortisation in 2026 following the 2025 product development impairment.
	Interest	Adjusted net finance costs of c.£80m – includes associated costs of funding the recently announced £350m share buyback.
	Tax rate	We expect the effective tax rate on adjusted profit before tax to be c.25%.
Cash flow		We expect a free cash flow conversion of 90%-100%.
FX		Every 1c movement in £:$ rate equates to approximately £5m adjusted operating profit impact.
Exchange rates	FY 2025	FY 2024
£:$
Average rate for profits	1.32	1.28
Period end rate	1.35	1.25

Medium term outlook
●
Over the medium term, Pearson is well positioned to deliver a mid-single digit underlying sales growth CAGR, sustained margin improvement that will equate to an average increase of 40 basis points per annum and strong free cash conversion, in the region of 90% to 100%, on average, across the period.

Financial Calendar
●	2026 Q1 Trading Update will be announced on 1 May 2026.

Executive change
Sally Johnson, Group Chief Financial Officer (CFO), has informed the Board of her decision to leave the company later this year to take up the role of CFO at a large privately owned business. The Board would like to thank Sally for her contribution and leadership during her tenure as Group CFO.

Following a carefully managed succession process, Simon Robson, currently CFO at Sky, will succeed Sally as Group CFO. Simon will join Pearson on 30 March 2026 and assume the role of Group CFO and Executive Director on 8 May 2026, ensuring a smooth and orderly transition.

Simon brings extensive financial leadership from Sky, one of Europe’s largest media, technology and connectivity businesses. Having joined Sky in 1997, he has held a number of senior finance and strategy roles, including CFO of Sky Deutschland from 2015 to 2018, followed by Deputy Group CFO, before being appointed Group CFO in June 2020. A chartered certified accountant, Simon brings a strong track record of delivering high-impact financial strategy and operational excellence.

There is no further information to be declared in accordance with LR 6.4.8.

Contacts
Investor Relations	Alex Shore Steph Crinnegan	+44 (0) 7720 947 853 +44 (0) 7780 555 351
	Gemma Terry Brennan Matthews ir@pearson.com	+44 (0) 7841 363 216 +1 (332) 238-8785 https://plc.pearson.com/en-GB/investors
Media Edelman Smithfield Pearson	Latika Shah Laura Ewart	+44 (0)7950 671 948 +44 (0) 7798 846 805
Results event
Pearson’s prelim results presentation today at 09:30 (GMT). If you would like to attend the in-person session, please email: amy.plavecky@pearson.com
Register to join the session virtually here: https://pearson.connectid.cloud/register

About Pearson
At Pearson, our purpose is simple: to help people realise the life they imagine through learning. We believe that every learning opportunity is a chance for a personal breakthrough. That’s why our Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world’s lifelong learning company, serving customers with digital content, assessments, qualifications, and data. For us, learning isn’t just what we do. It’s who we are. Visit us at pearsonplc.com.

Notes
Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson’s strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson’s present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson’s control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson’s publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson’s latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

Operational review
£m	2025	20245	Headline growth2	Underlying growth1
Sales
Assessment & Qualifications	1,604	1,591	1%	4%
Virtual Learning	511	489	4%	8%
Higher Education	775	781	(1)%	2%
English Language Learning	405	420	(4)%	1%
Enterprise Learning & Skills	282	271	4%	6%
Total	3,577	3,552	1%	4%

Adjusted operating profit
Assessment & Qualifications	361	368	(2)%	1%
Virtual Learning	81	66	23%	29%
Higher Education	93	96	(3)%	0%
English Language Learning	50	50	0%	16%
Enterprise Learning & Skills	29	20	45%	40%
Total	614	600	2%	6%

1 Throughout this announcement: a) Growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes. b) The ‘business performance’ measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 6 and 12.
2 Headline growth rates include currency movements, and portfolio changes.
3 Free cash flow conversion calculated as free cash flow divided by adjusted earnings.
4 Calculated using adjusted operating profit at constant exchange rates. Constant exchange rates are calculated by assuming the average FX in the prior year prevailed through the current year.
5 In January 2025, the Group announced that Workforce Skills would evolve to become Enterprise Learning & Skills, incorporating our IT Pro business which was previously in Higher Education. Comparative figures have been restated to reflect the move between segments, resulting in £45m of sales and £12m of adjusted operating profit being transferred from Higher Education to Enterprise Learning & Skills in full year 2024.

Assessment & Qualifications
In Assessment & Qualifications, sales increased 4% on an underlying basis and 1% on a headline basis with currency movements partially offsetting trading. Adjusted operating profit increased 1% in underlying terms due to operating leverage on sales growth partially offset by investment and inflation, and decreased 2% in headline terms due to currency movements offsetting trading.

Pearson Professional Assessments sales increased 1% on an underlying basis driven by new contract launches partially offset by the pause in a contract delivered in 2024, which resumed in Q3, and headwinds in PDRI, which has been impacted by US federal government hiring and spend reductions.

In US Student Assessment, sales increased 2% on an underlying basis supported by scope increases with existing customers.

In Clinical Assessment, sales increased 8% on an underlying basis due to the continued traction of our products in the market, pricing and digital product growth.

In UK & International Qualifications, sales increased 9% on an underlying basis driven by volume, pricing and strong International growth.

For Assessment & Qualifications, we expect low to mid-single digit underlying sales growth in 2026. This will be driven by new contracts, products and pricing. 2026 priorities include expansion into adjacent markets, including high stakes test prep and formative assessments, along with key contract renewals and new wins. We will also continue to expand internationally, enhance operational excellence, and accelerate innovation, particularly through AI.

Virtual Learning
Virtual Learning sales grew 8% on an underlying basis, with strong performance in H2 driven by enrolment performance, favourable mix and funding. On a headline basis sales were up 4% with currency movements partially offsetting trading. Adjusted operating profit increased 29% in underlying terms, due to operating leverage on sales growth, and 23% in headline terms due to this partially offset by currency movements.

Enrolments for the 2025/26 academic year increased by 13% in the Fall semester, benefiting from targeted marketing investments to capture demand. We also successfully opened two new schools for the 2025/26 academic year bringing our total number of schools to 41 across 31 states and renewed all six of our long term school contracts.

For Virtual Learning, we expect even stronger underlying sales growth in 2026 than 2025, driven by a full year of enrolment growth. 2026 priorities include continuing to capture growing demand for US virtual schooling, further strengthening of our marketing and enrolment capabilities, targeted school expansion and the ongoing application of AI to personalise teaching and learning.

Higher Education
In Higher Education, sales increased 2% on an underlying basis and decreased 1% on a headline basis due to currency movements more than offsetting trading and portfolio changes. Adjusted operating profit was flat in underlying terms driven by operating leverage on sales growth offset by investment in the business and inflation, and decreased 3% in headline terms due to currency movements more than offsetting trading and portfolio changes.

In US Higher Education, underlying sales grew 3%, driven by enrolment growth and pricing in our core Courseware business, partly offset by expected declines in the K12 channel due to the transitionary period, with adoption share maintained. We delivered strong growth in Inclusive Access, up 19%, and achieved 2% growth in US digital subscriptions. In addition, we continued to see strong monetisation of our Study Prep tool and sustained engagement with our AI-powered study tools. International Higher Education faced ongoing challenging trading conditions in mature markets, declining 7% for the full year.

For Higher Education, we expect underlying sales to grow more in 2026 than 2025, supported by continued product and platform innovation, pricing and Inclusive Access in our core US courseware business as well as improvement in the K12 channel. 2026 priorities include building on our Early Careers offerings, continuing to enhance access and integration across our Inclusive Access offerings in the US, while focusing internationally on emerging markets, digital expansion and content localisation.

English Language Learning
In English Language Learning, sales grew 1% on an underlying basis, driven by Institutional, and decreased 4% on a headline basis due to currency movements more than offsetting trading. Adjusted operating profit increased by 16% in underlying terms due to cost savings partially offset by inflation and was flat in headline terms due to currency movements offsetting trading.

PTE continued to perform well against a challenging market backdrop of tightening migration policies. While volumes declined 5%, sales remained flat and we continued to gain market share. Our Institutional business delivered a solid performance, with strength in key Latin American markets and Asia.

For English Language Learning, we expect higher underlying sales growth in 2026 than 2025, driven by market share gains and pricing, with PTE returning to growth. 2026 priorities include continued strong operational performance, refreshing our Institutional product suite developing next-generation solutions for institutional and government partners, and supporting enterprise customers with advanced upskilling capabilities.

Enterprise Learning & Skills
In Enterprise Learning & Skills, sales were up 6% on an underlying basis and 4% on a headline basis due to currency movements more than offsetting trading. Adjusted operating profit increased by 40% in underlying terms due to operating leverage on sales and increased 45% in headline terms due to trading performance and favourable currency movements.

Vocational Qualifications delivered a solid performance while Enterprise Solutions growth improved quarter-on-quarter as we build momentum in our enterprise approach and related sales capability, driven by the recently announced partnerships.

For Enterprise Learning & Skills in 2026, we expect underlying sales growth to be driven by a solid performance in Vocational Qualifications and strategic account growth in Enterprise Solutions. 2026 priorities include addressing growing demand for trusted talent solutions that help employees work more effectively with AI, deepening value from our strategic partners and broadening our validated skills data to support workforce mobility at scale.

Financial Review

Operating result
Sales increased on a headline basis by £25m or 1% from £3,552m in 2024 to £3,577m in 2025 and adjusted operating profit increased by 2% on a headline basis to £614m in 2025 compared to £600m in 2024 (for a reconciliation of this measure see note 2 to the condensed consolidated financial statements).

The headline basis simply compares the reported results for 2025 with those for 2024. We also present sales and profits on an underlying basis which excludes the effects of exchange, the effect of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied, when relevant. Our portfolio change is calculated by excluding sales and profits made by businesses disposed in 2024 or 2025 and by ensuring the contribution from acquisitions is comparable year on year. For prior year acquisitions, the corresponding pre-acquisition period is excluded from the current year, and for current year acquisitions, the results for the current year are excluded. Portfolio changes mainly relate to the acquisition of eDynamic Learning and disposal of Copp Clark in 2025.

On an underlying basis, sales increased by 4% in 2025 compared to 2024 and adjusted operating profit increased by 6%. Currency movements decreased sales by £112m and adjusted operating profit by £26m, and portfolio changes increased sales by £7m and adjusted operating profit by £2m. There were no new accounting standards adopted in 2025 that impacted sales or profits.

Adjusted operating profit includes the results from discontinued operations when relevant but excludes charges for acquired intangible amortisation and impairment, acquisition related costs, gains and losses arising from disposals, the cost of major reorganisation and associated property charges, one off-costs related to the UK pension scheme and certain other one-off material items. A summary of these adjustments is included below and in note 2 to the condensed consolidated financial statements.

all figures in £ millions	2025	2024

Operating profit	507	541
Add back: Cost of major reorganisation	-	(2)
Add back: Product development impairment	87	-
Add back: Intangible charges	42	41
Add back: UK pension discretionary increase	-	13
Add back: Other net gains and losses	3	7
Add back: Property charges	(25)	-
Adjusted operating profit	614	600

Costs of major reorganisation – In 2025, there are no costs of major reorganisation. In 2024, there was a release of £2m relating to amounts previously accrued.

Product development impairment charges in 2025 relate to the impairment of product development assets as a result of courseware platform convergence. There were no such amounts in 2024.

Intangible amortisation charges in 2025 were £42m compared to a charge of £41m in 2024. This is due to increased amortisation from recent acquisitions partially offset by decreased amortisation from assets reaching the end of their useful economic lives.

UK pension discretionary increases in 2024 related to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis. There were no such amounts in 2025.

Other net gains and losses in 2025 relate to the gain on disposal of Copp Clark, a business in our Higher Education division, a fair value gain relating to a previous disposal and costs relating to current and prior year acquisitions and disposals. Other net gains and losses in 2024 related to costs related to prior year acquisitions and disposals, partially offset by a gain on the partial disposal of our investment in an associate.
Property charges in 2025 are a gain of £25m relating to reversals of impairments of property assets that were previously impaired through property charges. Impairment reversals have arisen from new sublets on previously vacant space in corporate properties. There were no such amounts in 2024.

The reported operating profit of £507m in 2025 compares to a profit of £541m in 2024. The decrease has been driven by unfavourable foreign exchange movements, the product development impairment, investment and inflation, partially offset by operating leverage on sales growth and cost savings, as well as a reduction in one-off pension charges and property related impairment reversals.

Net finance costs
Net finance costs increased on a headline basis from a net cost of £31m in 2024 to a net cost of £50m in 2025. The increase is primarily due to increased net borrowing costs given increased average net debt following last year’s share buy back and movements on derivatives.

Adjusted net finance costs reflected in adjusted earnings in 2025 was £57m, compared to a net cost of £45m in 2024. The increase is primarily due to increased net borrowing costs given increased average net debt following last year’s share buy back and movements on derivatives.

In 2025, the total of items excluded from adjusted earnings was net income of £7m compared to net income of £14m in 2024. For a reconciliation of the adjusted measure see note 3 to the condensed consolidated financial statements.

Taxation
The reported tax on statutory earnings in 2025 was a charge of £121m compared to a charge of £75m in 2024. This equates to an effective tax rate of 26.5% (2024: 14.7%), with the increase from prior year principally due to the release of the State Aid uncertain tax provision in the prior year.

The total adjusted tax charge in 2025 was £136m (2024: £136m), corresponding to an effective tax rate on adjusted profit before tax of 24.5% (2024: 24.4%). For a reconciliation of the adjusted measure see note 4 to the condensed consolidated financial statements.

In 2025, there was a net tax payment of £2m (2024: £119m net tax payment). This includes a £97m receipt from HMRC in respect of the State Aid matter, with an additional £17m of associated interest also received in the period. The interest element is classified within interest received in the cash flow statement. This repayment is a result of the Court of Justice of the European Union handing down its decision on 19 September 2024 determining that the United Kingdom controlled foreign company group financing partial exemption did not constitute State Aid, thereby resulting in a refund of the £97m of tax paid (plus £17m of interest) under the Charging Notices issued by HMRC in 2021. The balance excluding the State Aid repayment, principally relates to tax payments in the US and the UK, and decreased due to lower tax liabilities and installment payments for 2025.

A net deferred tax liability of £31m is recognised in 2025 compared to a net deferred tax liability of £11m in 2024. The overall amount increased mainly due to the ongoing utilisation of tax losses and other tax attributes. The current tax creditor principally consists of provisions for tax uncertainties.

Other comprehensive income
Included in other comprehensive income are the net exchange differences on translation of foreign operations. The loss on translation of £193m in 2025 compares to a loss in 2024 of £35m. The loss in 2025 arises from an overall weakening of the majority of currencies to which the Group is exposed, in particular the US dollar. A significant proportion of the Group’s operations are based in the US and the US dollar closing rate at 31 December 2025 was £1:$1.35 compared to the opening rate of £1:$1.25. At the end of 2024, the US dollar rate was £1:$1.25 compared to the opening rate of £1:$1.27.

Also included in other comprehensive income at 31 December 2025 is an actuarial gain of £10m in relation to retirement benefit obligations. The gain arises largely from a decrease in liabilities driven by lower long-term inflation assumptions and updates to commutation factors. The gain in 2025 compares to an actuarial gain in 2024 of £5m.

Fair value losses of £7m (2024: losses of £2m) have been recognised in other comprehensive income and relate to movements in the value of investments in unlisted securities held at fair value through other comprehensive income (FVOCI).

Cash flow and working capital
Our operating cash flow measure is used to align cash flows with our adjusted profit measures (see note 12 to the condensed consolidated financial statements). Operating cash flow decreased on a headline basis by £91m from an inflow of £662m in 2024 to an inflow of £571m in 2025 due to an increase in working capital given high Q4 sales growth.

The equivalent statutory measure, net cash generated from operations, was an inflow of £731m in 2025 compared to an inflow of £811m in 2024. Compared to operating cash flow, this measure includes reorganisation costs but does not include regular dividends from associates. It also excludes capital expenditure on property, plant, equipment and software, and additions to right of use assets as well as disposal proceeds from the sale of property, plant, equipment and right of use assets (including the impacts of transfers to/from investment in finance lease receivable). In 2025, reorganisation cash outflow was £nil compared to £8m in 2024.

Free cash flow increased on a headline basis by £37m from £490m in 2024 to £527m in 2025. When compared to operating cash flow, free cash flow includes tax paid/received, net finance costs paid and net costs paid for major reorganisation. The increase year on year is mainly due to the receipt of monies in respect of the State Aid tax matter offset by the reduction in operating cash flow.

In 2025, there was an overall decrease of £210m in cash and cash equivalents from £543m at the end of 2024 to £333m at 31 December 2025. The decrease in 2025 is primarily due to the net cash generated from operations of £731m being more than offset by dividends paid of £160m, share buyback programme payments of £352m, own share purchases of £72m, capital expenditure on property, plant, equipment and software of £134m, payments for the acquisition of subsidiaries of £167m, and payments of lease liabilities of £77m.

Liquidity and capital resources
The Group’s net debt increased from £853m at the end of 2024 to £1,069m at the end of 2025. The increase is largely due to free cash flow of £527m being more than offset by the share buyback programme, dividend payments and cash outflows related to acquisitions. In May 2025, the Group repaid its €300m bond and closed out various related derivatives. In June 2025, the Group secured a new three-year, $800 million revolving credit facility (RCF). This facility can be utilised for general corporate purposes, enhancing our liquidity, and is in addition to the Group’s existing RCF. At 31 December 2025, the Group had drawn £0.3bn on its Revolving Credit Facilities.

At 31 December 2025, the Group had approximately £1.3bn in total liquidity immediately available from cash and its RCFs maturing June 2028 and February 2029. In assessing the Group’s ability to continue as a going concern for the period until 30 June 2027, the Board analysed a variety of downside scenarios, including a severe but plausible scenario, where the Group is impacted by a combination of all principal risks from H1 2026, as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and operating cash flow from risks continuing throughout 2026 and 2027. In all scenarios, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise. The directors concluded that the likelihood of the reverse stress test scenario was remote.

Post-retirement benefits
Pearson operates a variety of pension and post-retirement plans. The UK Group pension plan has by far the largest defined benefit section. This plan has a strong funding position and a surplus with a very substantially de-risked investment portfolio including approximately 50% of the assets in buy-in contracts. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of the companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and retirement benefits amounted to £43m in 2025 (2024: £60m) of which a charge of £68m (2024: £81m) was reported in operating profit and income of £25m (2024: £21m) was reported against other net finance costs. In 2024, a charge of £13m related to one-off discretionary pension increases was excluded from adjusted operating profit, with no such amounts in 2025.

The overall surplus on UK Group pension plans of £484m at the end of 2024 has increased to a surplus of £514m at the end of 2025. The increase has arisen principally due to asset returns being higher than expected and inflation over the period being slightly lower than was expected at the beginning of the year. In total, our worldwide net position in respect of pensions and other post-retirement benefits increased from a net asset of £450m at the end of 2024 to a net asset of £482m at the end of 2025.

Businesses acquired and disposed
On 24 July 2025, the Group completed the acquisition of 100% of eDynamic Holdings LP (‘eDynamic Learning’), a leading Career and Technical Education (CTE) curriculum solutions provider for cash consideration of £168m. For further details, see note 10 to the condensed consolidated financial statements.

The cash outflow in 2025 relating to the acquisition of subsidiaries of £167m includes £4m arising from the payment of deferred consideration in respect of the prior year. The cash outflow in 2024 relating to acquisitions of subsidiaries was £39m, arising from the payment of deferred consideration in respect of prior year acquisitions, mainly Credly and Mondly, which were acquired in 2022. In addition, there was a cash outflow relating to investments of £5m (2024: £7m).

The Group disposed of Copp Clark in 2025 for consideration of £9m, resulting in a gain on disposal of £8m, which has been recorded within other net gains and losses. There were no disposals of subsidiaries in 2024 with cash outflows relating primarily to prior year disposals. In 2025, the cash inflow relating to the disposal of businesses was £8m (2024: outflow of £7m).

Dividends
The dividend accounted for in the 2025 financial statements totalling £160m represents the final dividend in respect of 2024 of 16.6p and the interim dividend for 2025 of 7.8p. We are proposing a final dividend for 2025 of 17.4p bringing the total paid and payable in respect of 2025 to 25.2p.This final 2025 dividend, which was approved by the Board in February 2026, is subject to approval at the forthcoming AGM. For 2025, the dividend is covered 2.6 times by adjusted earnings.

The final dividend will be paid on 8 May 2026 to shareholders who are on the register of members at close of business on 20 March 2026 (the Record Date). Shareholders may elect to reinvest their dividend in the Dividend Reinvestment Plan (DRIP). The last date for receipt of DRIP elections and revocations will be 16 April 2026. A Dividend Reinvestment Plan (DRIP) is provided by our Registrar, Computershare Investor Services. The DRIP enables the Company's shareholders to elect to have their cash dividend payments used to purchase the Company's shares. More information can be found at www.computershare.com/Investor.

Share buyback
On 27 February 2025, the Board approved a £350m share buyback programme in order to return capital to shareholders. The programme completed in 2025. During 2025, c32m shares have been bought back at a cash cost of £352m. The nominal value of the cancelled shares of £8m has been transferred to the capital redemption reserve.

On 21 January 2026, a further £350m share buyback programme was announced. The programme commenced on 21 January 2026. In the period from 21 January to 25 February 2026, an additional c7m of shares have been repurchased.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2025

all figures in £ millions	note	2025	2024

Continuing operations

Sales	2	3,577	3,552
Cost of goods sold		(1,717)	(1,741)
Gross profit		1,860	1,811

Operating expenses		(1,351)	(1,265)
Other net gains and losses	2	(3)	(7)
Share of results of joint ventures and associates		1	2
Operating profit	2	507	541

Finance costs	3	(98)	(112)
Finance income	3	48	81
Profit before tax		457	510
Income tax	4	(121)	(75)
Profit for the period		336	435

Attributable to:
Equity holders of the company		335	434
Non-controlling interest		1	1

Earnings per share from continuing operations (in pence per share)
Basic	5	51.4p	64.5p
Diluted	5	50.7p	63.5p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2025

all figures in £ millions	2025	2024

Profit for the period	336	435

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations	(193)	(35)
Attributable tax	-	2

Items that are not reclassified to the income statement
Fair value loss on other financial assets	(7)	(2)
Attributable tax	-	-

Remeasurement of retirement benefit obligations	10	5
Attributable tax	(3)	(2)
Other comprehensive expense	(193)	(32)
Total comprehensive income	143	403

Attributable to:
Equity holders of the company	143	402
Non-controlling interest	-	1

CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 December 2025

all figures in £ millions	note	2025	2024

Property, plant and equipment		210	216
Investment property		91	77
Intangible assets	9	3,009	3,026
Investments in joint ventures and associates		8	12
Deferred income tax assets		58	52
Financial assets – derivative financial instruments		14	20
Retirement benefit assets		518	491
Other financial assets		125	141
Income tax assets		-	4
Trade and other receivables		105	125
Non-current assets		4,138	4,164
Intangible assets – product development	9	822	947
Inventories		66	74
Trade and other receivables		1,082	1,030
Financial assets – derivative financial instruments		2	31
Current income tax assets		15	103
Cash and cash equivalents (excluding overdrafts)		333	543
Current assets		2,320	2,728
Assets classified as held for sale		-	-
Total assets		6,458	6,892
Financial liabilities – borrowings		(1,419)	(1,157)
Financial liabilities – derivative financial instruments		(2)	(4)
Deferred income tax liabilities		(89)	(63)
Retirement benefit obligations		(36)	(41)
Provisions for other liabilities and charges		(12)	(13)
Other liabilities		(76)	(83)
Non-current liabilities		(1,634)	(1,361)
Trade and other liabilities		(1,043)	(1,054)
Financial liabilities – borrowings		(62)	(315)
Financial liabilities – derivative financial instruments		(1)	(54)
Current income tax liabilities		(47)	(32)
Provisions for other liabilities and charges		(8)	(23)
Current liabilities		(1,161)	(1,478)
Liabilities classified as held for sale		-	-
Total liabilities		(2,795)	(2,839)
Net assets		3,663	4,053
Share capital		158	166
Share premium		2,658	2,649
Treasury shares		(9)	(7)
Reserves		841	1,230
Total equity attributable to equity holders of the company		3,648	4,038
Non-controlling interest		15	15
Total equity		3,663	4,053

The condensed consolidated financial statements were approved by the Board on 26 February 2026.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2025

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2025
At 1 January 2025	166	2,649	(7)	41	(14)	376	827	4,038	15	4,053
Profit for the period	-	-	-	-	-	-	335	335	1	336
Other comprehensive income / (expense)	-	-	-	-	(7)	(192)	7	(192)	(1)	(193)
Total comprehensive income / (expense)	-	-	-	-	(7)	(192)	342	143	-	143
Equity-settled transactions1	-	-	-	-	-	-	29	29	-	29
Taxation on equity-settled transactions	-	-	-	-	-	-	(1)	(1)	-	(1)
Issue of ordinary shares	-	9	-	-	-	-	-	9	-	9
Buyback of equity	(8)	-	-	8	-	-	(347)	(347)	-	(347)
Purchase of treasury shares	-	-	(63)	-	-	-	-	(63)	-	(63)
Release of treasury shares	-	-	61	-	-	-	(61)	-	-	-
Dividends	-	-	-	-	-	-	(160)	(160)	-	(160)
At 31 December 2025	158	2,658	(9)	49	(21)	184	629	3,648	15	3,663
2024
At 1 January 2024	174	2,642	(19)	33	(12)	411	745	3,974	14	3,988
Profit for the period	-	-	-	-	-	-	434	434	1	435
Other comprehensive income / (expense)	-	-	-	-	(2)	(35)	5	(32)	-	(32)
Total comprehensive income / (expense)	-	-	-	-	(2)	(35)	439	402	1	403
Equity-settled transactions1	-	-	-	-	-	-	37	37	-	37
Taxation on equity-settled transactions	-	-	-	-	-	-	11	11	-	11
Issue of ordinary shares	-	7	-	-	-	-	-	7	-	7
Buyback of equity	(8)	-	-	8	-	-	(204)	(204)	-	(204)
Purchase of treasury shares	-	-	(33)	-	-	-	-	(33)	-	(33)
Release of treasury shares	-	-	45	-	-	-	(45)	-	-	-
Dividends	-	-	-	-	-	-	(156)	(156)	-	(156)
At 31 December 2024	166	2,649	(7)	41	(14)	376	827	4,038	15	4,053

1. Equity-settled transactions are presented net of withholding taxes that the Group is obligated to pay on behalf of employees. The payments to the tax authorities are accounted for as a deduction from equity for the shares withheld.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2025

all figures in £ millions	2025	2024

Cash flows from operating activities
Profit before tax	457	510
Net finance costs	50	31
Depreciation and impairment – PPE, investment property and assets held for sale	54	77
Amortisation and impairment – software	112	117
Amortisation and impairment – acquired intangible assets	41	41
Other net gains and losses	3	5
Product development capital expenditure	(285)	(284)
Product development amortisation and impairment	364	291
Share-based payment costs	39	44
Change in inventories	5	15
Change in trade and other receivables	(104)	32
Change in trade and other liabilities	35	(99)
Change in provisions for other liabilities and charges	(19)	(1)
Other movements	(21)	32
Net cash generated from operations	731	811
Interest paid	(73)	(65)
Tax paid	(2)	(119)
Net cash generated from operating activities	656	627
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(167)	(39)
Purchase of investments	(5)	(7)
Purchase of property, plant and equipment	(29)	(33)
Purchase of intangible assets	(105)	(91)
Disposal of subsidiaries, net of cash disposed	8	(7)
Proceeds from sale of property, plant and equipment	3	6
Lease receivables repaid including disposals	18	18
Interest received	33	20
Dividends received	1	2
Net cash used in investing activities	(243)	(131)
Cash flows from financing activities
Proceeds from issue of ordinary shares	9	7
Buyback of equity	(352)	(318)
Settlement of share based payments	(72)	(40)
Repayment of borrowings	(974)	(921)
Proceeds from borrowings	1,017	1,265
Repayment of lease liabilities	(77)	(78)
Dividends paid to company’s shareholders	(160)	(156)
Net cash used in financing activities	(609)	(241)
Effects of exchange rate changes on cash and cash equivalents	(14)	(21)
Net (decrease) / increase in cash and cash equivalents	(210)	234
Cash and cash equivalents at beginning of period	543	309
Cash and cash equivalents at end of period	333	543

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2025

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in the 2024 Annual Report, which has been prepared in accordance with UK-adopted International Accounting Standards and have also been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). There are no changes to accounting standards that have a material impact on the condensed consolidated financial statements for the year ended 31 December 2025. The condensed consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value.

In assessing the Group’s ability to continue as a going concern for the period to 30 June 2027, the Board analysed a variety of downside scenarios, including a severe but plausible scenario, where the Group is impacted by a combination of all principal risks from by all principal risks in both 2026 and 2027, adjusted for probability weighting, as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The net impact of the risks modelled in the severe but plausible scenario was to reduce free cashflow during the period under assessment by c41%.

At 31 December 2025, the Group had available liquidity of c£1.3bn, comprising central cash balances and the undrawn element of its $1.8bn Revolving Credit Facilities maturing June 2028 and February 2029, but which have options to extend the maturities until 2030. Even under a severe downside case, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment. That is, even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise. The directors concluded that the likelihood of the reverse stress test scenario was remote.

The directors have confirmed that they have a reasonable expectation that the Group has adequate resources to continue in operational existence and to meet its liabilities as they fall due for the assessment period to 30 June 2027. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements, have been set out in the 2024 Annual Report. In 2025, the valuation of acquired intangible assets recognised on the acquisition of a business is also determined to be a key area of estimation.

The Group has also assessed the impact of the uncertainty presented by the volatile macro-economic and geo-political environment on the condensed consolidated financial statements, specifically considering the impact on key judgements and significant estimates along with other areas of increased risk including financial instruments, hedge accounting and translation methodologies. No material accounting impacts relating to the areas assessed were recognised in 2025. The Group has assessed the impacts of climate change on the condensed consolidated financial statements. The assessment did not identify any material impact on the Group’s significant judgements or estimates, the recoverability of the Group’s assets at 31 December 2025 or the assessment of going concern for the period to 30 June 2027. The Group will continue to monitor these areas of increased judgement, estimation and risk for material changes.

The financial information for the year ended 31 December 2024 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full consolidated financial statements for the year ended 31 December 2024 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2025

1. Basis of preparation continued

This preliminary announcement does not constitute the Group’s full consolidated financial statements for the year ended 31 December 2025. The Group’s full consolidated financial statements will be approved by the Board of Directors and reported on by the auditors in March 2026. Accordingly, the financial information for 2025 is presented unaudited in the preliminary announcement.

Operating segments – In January 2025, the Group announced that Workforce Skills would evolve to become Enterprise Learning and Skills, incorporating our IT Pro business which was previously within Higher Education. Comparative figures for 2024 segment information have been restated to reflect this move between segments (see note 2).

2. Segment information

The Group has five main global business units, which are each considered separate operating segments for management and reporting purposes. These five business units are Assessment & Qualifications, Virtual Learning, English Language Learning, Higher Education and Enterprise Learning and Skills. In January 2025, the Group announced that Workforce Skills would evolve to become Enterprise Learning and Skills, incorporating our IT Pro business which was previously within Higher Education. Comparative figures have been restated to reflect the move between segments, resulting in £45m of sales and £12m of adjusted operating profit being transferred from Higher Education to Enterprise Learning and Skills for the year ended 31 December 2024.

all figures in £ millions	2025	20241

Sales
Assessment & Qualifications	1,604	1,591
Virtual Learning	511	489
English Language Learning	405	420
Enterprise Learning and Skills	282	271
Higher Education	775	781
Total sales	3,577	3,552

Adjusted operating profit
Assessment & Qualifications	361	368
Virtual Learning	81	66
English Language Learning	50	50
Enterprise Learning and Skills	29	20
Higher Education	93	96
Total adjusted operating profit	614	600

1 Comparative amounts have been restated to reflect the move between operating segments.

There were no material inter-segment sales.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2025

2. Segment information continued

The following table reconciles the Group’s measure of segmental performance, adjusted operating profit, to statutory operating profit:

all figures in £ millions	2025	2024

Adjusted operating profit	614	600
Cost of major reorganisation	-	2
Product development impairment	(87)	-
Intangible charges	(42)	(41)
UK pension discretionary increases	-	(13)
Other net gains and losses	(3)	(7)
Property charges	25	-
Operating profit	507	541

Adjusted operating profit is one of the Group’s key business performance measures. The measure includes the operating profit from the total business but excludes charges for acquired intangibles amortisation and impairment, acquisition related costs, gains and losses arising from disposals, the cost of major reorganisation and associated property charges, one off-costs related to the UK pension scheme and certain other one-off material items.

Costs of major reorganisation – In 2025, there are no costs of major reorganisation. In 2024, there was a release of £2m relating to amounts previously accrued.

Product development impairment charges in 2025 relate to the impairment of product development assets as a result of courseware platform convergence. There were no such amounts in 2024.

Intangible charges – These represent charges relating to intangibles acquired through business combinations. These charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group.

UK pension discretionary increases – Charges in 2024 related to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis. There were no such amounts in 2025.

Other net gains and losses – These represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets and are excluded from adjusted operating profit in order to show the performance of the Group on a more comparable basis year on year. Other net gains and losses also includes costs related to business closures and acquisitions. Other net gains and losses in 2025 relate to the gain on disposal of Copp Clark, a business in our Higher Education division, a fair value gain relating to a previous disposal and costs relating to current and prior year acquisitions and disposals. Other net gains and losses in 2024 related to costs related to prior year acquisitions and disposals, partially offset by a gain on the partial disposal of our investment in an associate.

Property charges – In 2025, a gain of £25m relates to reversals of impairments of property assets that were previously impaired through property charges. Impairment reversals have arisen from new sublets on previously vacant space in corporate properties. There are no such charges in 2024.

Adjusted operating profit should not be regarded as a complete picture of the Group’s financial performance. For example, adjusted operating profit includes the benefits of major reorganisation programmes but excludes the significant associated costs, and adjusted operating profit excludes costs related to acquisitions, and the amortisation of intangibles acquired in business combinations, but does not exclude the associated revenues. The Group’s definition of adjusted operating profit may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2025

3. Net finance income / costs

all figures in £ millions	2025	2024

Interest payable on financial liabilities at amortised cost and associated derivatives	(51)	(48)
Interest on lease liabilities	(20)	(22)
Interest on deferred and contingent consideration	(1)	(2)
Fair value movements on investments held at FVTPL	(7)	(11)
Net foreign exchange losses	(7)	(3)
Fair value movements on derivatives	(9)	(19)
Interest on provisions for uncertain tax positions	(3)	(7)
Finance costs	(98)	(112)
Interest receivable on financial assets at amortised cost	14	25
Interest on lease receivables	3	4
Net finance income in respect of retirement benefits	25	21
Fair value movements on derivatives	6	26
Interest on provisions for uncertain tax positions	-	5
Finance income	48	81
Analysed as:
Net interest payable reflected in adjusted earnings	(57)	(45)
Other net finance income	7	14
Net finance costs	(50)	(31)

Net interest payable is the finance cost measure used in calculating adjusted earnings. The table below reconciles statutory net finance costs to net interest payable .

all figures in £ millions	2025	2024

Net finance costs	(50)	(31)
Net finance income in respect of retirement benefits	(25)	(21)
Interest on deferred and contingent consideration	1	2
Fair value movements on investments held at FVTPL	7	11
Net foreign exchange losses	7	3
Fair value movements on derivatives	3	(7)
Interest on provisions for uncertain tax positions	-	(2)
Adjusted net finance costs	(57)	(45)

Net finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also excluded are interest costs relating to acquisition or disposal transactions as it is considered part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group. Foreign exchange, fair value movements on investments classified as FVTPL and other gains and losses on derivatives are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Interest on certain tax provisions is excluded from our adjusted measure in order to mirror the treatment of the underlying tax item.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2025

4. Income tax

all figures in £ millions	2025	2024

Profit before tax	457	510
Tax calculated at UK rate of 25% (2024: 25%)	(114)	(127)
Effect of overseas tax rate	(3)	(1)
Non-deductible expenses	(5)	3
State Aid provision release	-	63
Other tax items	1	(13)
Income tax charge	(121)	(75)

Tax rate reflected in statutory earnings	26.5%	14.7%

The increase in the statutory rate of tax in 2025 is principally due to the release of the State Aid uncertain tax provision in the prior year.

In 2025, other tax items of £1m consists primarily of movements in provisions for tax uncertainties and the recognition of previously unrecognised tax losses. In 2024, other tax items of £13m consists primarily of movements in provisions for tax uncertainties.

Adjusted income tax is the tax measure used in calculating adjusted earnings. The table below reconciles the statutory income tax charge to the adjusted income tax charge.

all figures in £ millions	note	2025	2024

Income tax charge		(121)	(75)
Tax on cost of major reorganisation		-	1
Tax on product development impairment		(22)	-
Tax on intangible charges		(10)	(10)
Tax on UK pension discretionary increases		-	(3)
Tax on other net gains and losses		(1)	-
Tax on property charges		7	-
Tax on other net finance income		2	5
Tax amortisation benefit on goodwill and intangibles		4	4
State Aid provision release		-	(63)
Movement in provision for tax uncertainties		3	6
Other tax items		2	(1)
Adjusted income tax charge		(136)	(136)

Adjusted profit before tax	6	557	555

Tax rate reflected in statutory earnings		26.5%	14.7%
Tax rate reflected in adjusted earnings		24.5%	24.4%

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2025

4. Income tax continued

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from the profit or loss before tax (see notes 2 and 3).

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

The Group is within the scope of the UK legislation in relation to Pillar Two which was effective from 1 January 2024. Based on the most recent financial information available for the constituent entities in the Group, the Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%. There are a limited number of jurisdictions where the transitional safe harbour relief does not apply, including jurisdictions that may not meet the 16% effective tax rate threshold required to qualify for the effective tax rate safe harbour test in FY25. However, the Group does not expect a material exposure to Pillar Two income taxes in those jurisdictions.

In 2025, a repayment of £97m was received from HMRC in respect of State Aid. This repayment is a result of the Court of Justice of the European Union handing down its decision on 19 September 2024 determining that the United Kingdom controlled foreign company group financing partial exemption did not constitute State Aid, thereby resulting in a refund of the £97m of tax paid (plus interest) under the Charging Notices issued by HMRC in 2021.

5. Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

all figures in £ millions	2025	2024

Earnings for the period	336	435
Non-controlling interest	(1)	(1)
Earnings attributable to equity shareholders	335	434

Weighted average number of shares (millions)	651.3	673.0
Effect of dilutive share options (millions)	9.0	11.0
Weighted average number of shares (millions) for diluted earnings	660.3	684.0

Earnings per share (in pence per share)
Basic	51.4p	64.5p
Diluted	50.7p	63.5p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2025

6. Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

Adjusted earnings is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables users of the accounts to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, major reorganisation programmes and certain other items that are also not representative of underlying performance (see notes 2, 3 and 4 for further information and reconciliation to equivalent statutory measures). The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis when relevant. The company’s definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

all figures in £ millions	note	2025	2024

Adjusted operating profit	2	614	600
Adjusted net finance costs	3	(57)	(45)
Adjusted profit before tax		557	555
Adjusted income tax	4	(136)	(136)
Non-controlling interest		(1)	(1)
Adjusted earnings		420	418

Weighted average number of shares (millions)		651.3	673.0
Weighted average number of shares (millions) for diluted earnings		660.3	684.0

Adjusted earnings per share (in pence per share)
Basic		64.5p	62.1p
Diluted		63.6p	61.1p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2025

7. Dividends

all figures in £ millions	2025	2024

Amounts recognised as distributions to equity shareholders in the period	160	156

The directors are declaring a final dividend of 17.4p per equity share, payable on 8 May 2026 to shareholders on the register at the close of business on 20 March 2026. This final dividend, which will absorb an estimated £109m of shareholders’ funds, has not been included as a liability as at 31 December 2025.

8. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2025	2024

Average rate for profits	1.32	1.28
Year end rate	1.35	1.25

9. Intangible assets

all figures in £ millions	2025	2024

Goodwill	2,425	2,437
Other intangibles	584	589
Non-current intangible assets	3,009	3,026

Intangible assets – product development	822	947
Current intangible assets	822	947

Acquisitions resulted in the recognition of additional goodwill of £102m (2024: £1m) and intangible assets of £71m (2024: £1m) (see note 10 for further details).

There were no significant impairments to acquisition related or other non-current intangibles in 2025 or 2024.

In 2025, impairment charges of £87m were recorded (2024: £nil) related to the impairment of product development assets as a result of courseware platform convergence.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2025

10. Acquisitions

On 24 July 2025, the Group completed the acquisition of 100% of eDynamic Holdings LP (‘eDynamic Learning’), a leading Career and Technical Education curriculum solutions provider, for cash consideration of £168m, with a further £3m paid into an escrow account in relation to a provision provided for on the opening balance sheet. The acquired business will form part of the Higher Education division. Net assets acquired of £66m were recognised on the Group’s balance sheet including £71m of intangible assets, comprising customer relationships, technology, content and the brand, that will be amortised over periods up to 16 years.

This transaction has resulted in the recognition of £102m of goodwill, which represents the expected growth of the business, the workforce and know-how acquired and the anticipated synergies, none of which can be recognised as separate intangible assets. The goodwill is not deductible for tax purposes. Details of the fair values of the assets and liabilities recognised at the acquisition date and the related consideration is shown in the table below.

all figures in £ millions	2025	2024

Intangible assets	71	1
Trade and other receivables	7	-
Cash and cash equivalents	8	-
Trade and other liabilities	(4)	-
Deferred revenue	(10)	-
Provisions for other liabilities and charges	(5)	-
Deferred tax	(1)	-
Net assets acquired	66	1
Goodwill	102	1
Total	168	2

Satisfied by:
Cash consideration	168	1
Contingent or deferred consideration	-	1
Total consideration	168	2

Cash flow from acquisitions
Cash – current year acquisitions	(168)	(1)
Cash paid into escrow account	(3)	-
Cash and cash equivalents acquired	8	-
Deferred payments for prior year acquisitions	(4)	(38)
Net cash outflow	(167)	(39)

eDynamic Learning generated revenues of £10m and a loss after tax of £1m for the period from acquisition date to 31 December 2025. If the acquisition of eDynamic Learning had occurred on 1 January 2025, the Group’s revenue and profit after tax would have been £18m higher and £1m higher, respectively. The quoted profit numbers include the impact of purchase price adjustments made on acquisition, including the amortisation of acquired intangibles and reduced revenue and profit following fair value adjustments to the acquired deferred revenue balance.

Total acquisition-related costs of £7m (2024: £5m; 2023: £12m) were recognised within other net gains and losses.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2025

11. Net debt

all figures in £ millions	2025	2024

Non-current assets
Derivative financial instruments	14	20
Trade and other receivables – investment in finance lease	45	64
Current assets
Derivative financial instruments	2	31
Trade and other receivables – investment in finance lease	21	19
Cash and cash equivalents (excluding overdrafts)	333	543
Non-current liabilities
Borrowings	(1,419)	(1,157)
Derivative financial instruments	(2)	(4)
Current liabilities
Borrowings	(62)	(315)
Derivative financial instruments	(1)	(54)
Net debt	(1,069)	(853)

Included in borrowings at 31 December 2025 are lease liabilities of £478m (non-current £416m, current £62m). This compares to lease liabilities of £517m (non-current £452m, current £65m) at 31 December 2024. The net lease liability at 31 December 2025 after including the investment in finance leases noted above was £412m (2024: £434m). Net debt excluding net lease liabilities is £657m (2024: £419m).

In 2025, the movement on borrowings from 31 December 2024 primarily reflects the repayment of the €300m bond offset by the drawdown of £0.3bn on the RCF.

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts of £nil (2024: £nil) which are repayable on demand. When relevant, these overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2025

12. Cash flows

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of the Group’s corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures. The table below reconciles the statutory profit and cash flow measures to the corresponding adjusted measures. The table on the next page reconciles operating cash flow to free cash flow to net debt.

all figures in £ millions	Statutory measure	Cost of major reorg-anisation	Product develop-ment impairment	Property charges	Other net gains and losses	Pensions	Intangible charges	Purchase/ disposal of PPE and software	Net addition of right of use assets	Dividends from joint ventures and associates	Adjusted measure

2025
Operating profit	507	-	87	(25)	3	-	42	-	-	-	614	Adjusted operating profit
Net cash generated from operations	731	-	-	-	13	2	-	(131)	(45)	1	571	Operating cash flow

2024
Operating profit	541	(2)	-	-	7	13	41	-	-	-	600	Adjusted operating profit
Net cash generated from operations	811	8	-	-	5	-	-	(118)	(46)	2	662	Operating cash flow

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2025

12. Cash flows continued

all figures in £ millions	note	2025	2024

Operating cash flow		571	662
Tax paid		(2)	(119)
Net finance costs paid		(40)	(45)
Special pension contributions		(2)	-
Cost paid for major reorganisation		-	(8)
Free cash flow		527	490
Dividends paid (including to non-controlling interest)		(160)	(156)
Net movement of funds from operations		367	334
Acquisitions and disposals		(177)	(58)
Net equity transactions		(415)	(351)
Other movements on financial instruments		9	(34)
Movement in net debt		(216)	(109)
Opening net debt		(853)	(744)
Closing net debt		(1,069)	(853)

13. Contingencies, tax uncertainties and other liabilities

There are Group contingent liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition, there are contingent liabilities of the Group in respect of unsettled or disputed tax liabilities, legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

The Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2020. Similar assessments may be raised for other years. Potential total exposure (including possible interest and penalties) could be up to BRL 1,423m (£193m) for periods up to 31 December 2025, with additional potential exposure of BRL 92m (£12m) in relation to deductions expected to be taken in future periods. Such assessments are common in Brazil. The Group believes that the likelihood that the tax authorities will ultimately prevail is low and that the Group's position is strong. At present, the Group believes no provision is required.

14. Related parties

There were no material related party transactions in the period that have materially affected the financial position or performance of the Group and no guarantees have been provided to related parties in the year.

15. Events after the balance sheet date

On 21 January 2026, a £350m share buyback programme in order to return capital to shareholders was announced. The programme commenced on 21 January 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 27 February 2026
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary
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